

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 30, 2016

Richard M. Adams
Chief Executive Officer
United Bankshares, Inc.
514 Market Street
Parkersburg, WV 26101

>   **Re: United Bankshares, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 9, 2016**
>   **File No. 333-215010**

Dear Mr. Adams:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to disclose that the merger is subject to a floor price, as set forth in footnote (1) to the Calculation of Registration Fee Table. Please also disclose that if the price falls below the floor, Cardinal may elect to terminate the merger, unless United Bank agrees to increase the number of shares of its common stock to be issued to the Cardinal shareholders. In addition, please revise the above-noted footnote (1) disclosure to state that the registration of any additional shares which may be issued to accommodate the increase in the exchange ratio, will be accomplished through a separate registration statement. For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

Richard M. Adams
United Bankshares, Inc.
December 30, 2016
Page 2

<u>United Bankshares, Inc. Notice of Special Meeting of Shareholders</u>

2.   Please provide prominent disclosure here and elsewhere as appropriate, of the fact that the proposed merger is conditioned on the shareholders' approval of an amendment to the Articles of Incorporation to increase the number of authorized shares of United Bankshares common stock. In this regard, we note "What would happen if the United Bankshares shareholders approved the United Bankshares Merger Proposal…" Q&A on page 3.

<u>Certain Unaudited Prospective Financial Information, page 94</u>

3.   We note your disclosure in the first full paragraph on page 95 stating that the prospective financial information was not included to influence shareholders' decisions regarding how to vote on the merger and the transactions contemplated in connection with the merger, but that the information was provided solely because it was made available to other parties and their financial advisors. Please revise to remove this disclaimer as it represents an undue limitation on reliance on the prospectus disclosures.

<u>United Bankshares Board of Directors Following Completion of the Merger, page 96</u>

4.   Please file Mr. Clineburg's consent as an exhibit with your next pre-effective amendment given his appointment to the United Bankshares' board in connection with the merger transaction. Refer to Securities Act Rule 438.

<u>Exhibit 5.1, Legal Opinion of Bowles Rice</u>

5.   We note counsel's statement in the penultimate paragraph that the shares have been duly authorized, when in fact, the approval of an amendment to the United Bankshares' articles of incorporation to increase the number of authorized shares to be used in connection with the proposed merger is a condition precedent to the merger. Please advise or otherwise have counsel revise its opinion accordingly. For guidance please refer to Section II.B 2.f of Staff Legal Bulletin No.19.

<u>Exhibit 8.1, Tax Opinion of Bowles Rice</u>

6.   It appears that counsel has filed a short-form tax opinion. Accordingly, the Material U.S. Federal Income Tax Consequences of the Merger disclosure on page 121 as well as Exhibit 8.1 must state clearly that the disclosure in the prospectus "is" the opinion of counsel. Please revise your disclosure and tax opinion accordingly, including to remove the assumption in the first full paragraph on page 122 stating that the discussion "assumes" that the merger constitutes a reorganization within the meaning of Section 368(a) of the Code. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katelyn Donovan, Staff Attorney, at (202) 551-8636 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Sandra M. Murphy, Esq.
        Bowles Rice LLP